Morgan Stanley Dean Witter Charter Series
Monthly Report
April 2001

Dear Limited Partner:

The Net Asset Value per Unit for each of the four Morgan Stanley Dean Witter Charter Funds as of April 30, 2001 was as follows:

Funds	N.A.V.	 % change for month
Charter DWFCM	$16.62	  -7.71%
Charter Graham	$12.32	-10.63%
Charter Millburn	$10.46	  -6.71%
Charter Welton	$ 7.17	-10.95%

Performance in each of the Charter funds was difficult in April largely because of the widespread, sharp trend reversals that occurred during the month. Specifically, the long established upward trend in global interest rate futures and the U.S. dollar, as well as the long established downward trend in global stock index futures, all witnessed a sharp reversal in the other direction. These reversals, which typically happen after a market has experienced sustained, directional movement, generally result in a partial giveback of previously recorded profits. While the difficult performance was common across all of the Charter funds, the variability between each fund is attributable to the unique trading philosophy, market exposure, etc., that is used in each fund. More specific information is provided below under each fund.

Charter DWFCM

Charter DWFCM decreased in value during April primarily due to losses in the energy, metals and currency markets. Short crude oil futures positions experienced losses as prices jumped higher on reports of tight supplies and forecasts for larger-than -expected summer demand. Losses were also recorded from short natural gas futures positions as gas prices moved higher as the American Gas Association disclosed higher-than-expected storage withdrawals due to cold weather in the Northeast U.S. In the metals markets, losses were recorded from short aluminum futures positions as prices rose on technically based buying and production concerns. In the currency markets, losses were experienced from short positions in the Australian dollar as its value strengthened versus the U.S. dollar on fears of a prolonged economic slowdown in the U.S. Smaller currency losses were recorded from short positions in the Japanese yen as its value increased versus the U.S dollar following a surprise interest rate cut by the U.S. Federal Reserve and on optimism that the Japanese government would unveil an emergency package to revive the ailing Japanese economy.
 In global interest rate futures markets, smaller losses were recorded from long positions in Japanese government bond futures as prices
fell early in the month after comments on fiscal policy by
 candidates for leader of the
Liberal Democratic Party.

Charter Graham

Charter Graham decreased in value during April primarily due to losses recorded in the global interest rate futures markets from long positions in European interest rate futures, particularly German bonds, as prices reversed sharply lower on reports of the European
Central Bank's decision to leave interest rates on hold. Additional losses were recorded from long positions in U.S. interest rate futures as bond prices reversed sharply downward following a rally in stock prices as investors deserted risk-free government securities in an asset shift to equities.
 In the currency markets, losses were recorded from short positions in the Australian and Canadian dollar as their respective values strengthened and the U.S. dollar weakened on fears of a prolonged economic slowdown in the U.S. These currency losses were partially offset by gains recorded from long positions in the Mexican peso as its value strengthened versus the U.S. dollar following better-than-expected economic data reported out of Mexico. In the global stock index futures markers, losses were recorded from short positions in German stock index futures as prices reversed higher following the rise in U.S. equity prices. In the metals markets, losses were recorded from short positions in base metal futures as prices increased following the surge in the U.S. equity markets.

Short positions in crude oil futures experienced losses early in the month as prices moved higher on supply concerns amid refinery production problems. Smaller losses were recorded from short wheat futures positions as prices moved higher as crop abandonment increases in the central Plains and wet conditions continued to hamper spring wheat plantings.

Charter Millburn

Charter Millburn decreased in value during April primarily due to losses recorded in the currency markets from short positions in the Japanese yen as the value of the yen reversed higher versus the U.S. dollar following a surprise interest rate cut by the U.S.
Federal Reserve and on optimism that the Japanese government would unveil an emergency economic package to revive the ailing Japanese economy. Additional losses were recorded from short positions in the euro as its value also over higher relative to the U.S. dollar as continued evidence of economic weakness increased hopes that the European Central Bank would cut interest rates. In the global interest rate futures markets, losses were recorded from long positions in U.S. interest rate futures as bond prices reversed sharply downward following a rally in the stock prices as investors deserted risk-free government securities in an asset shift to equities.
 Smaller losses were recorded late in the month from newly established short positions in Japanese government bond futures as prices increased.
These losses were mitigated by gains from newly established short German bond futures positions as prices finished the month lower. Smaller losses were recorded in the metals markets from short gold futures positions as prices climbed higher on the weakness in the U.S. dollar. A portion of these losses was offset by gains recorded in the energy markets from long unleaded gas futures positons as prices increased on concerns over gasoline supply and growing expectations for a possible fuel shortage during the peak summer driving season.

Charter Welton

Charter Welton decreased in value during April primarily due to losses recorded in the global interest rate futures markets during the latter half of the month from long positions in Japanese government bond futures as prices reversed lower due to a combination of strong stock prices and remarks by Japanese lawmakers that raised concerns over more JGB supply. Smaller losses were experienced from long positions in European interest rate futures, particularly German bonds, as prices moved lower on reports of the European Central Bank's decision to leave interest rates on hold. In the metals markets, losses were recorded during mid-month from short gold futures positions as prices climbed higher on weakness in the U.S. dollar. Additional losses were experienced from short positions in base metal futures as prices moved higher due to the strength in the equity markets. In the energy markets, losses were recorded early in the month from short futures positions in crude oil and heating oil as prices moved higher on supply concerns amid refinery production problems. Smaller losses were experienced in the currency markets early in the month from short positions in the Japanese yen as the value of the yen reversed higher versus the U.S. dollar, after trending lower previously, on optimism that the Japanese government would unveil an emergency economic package to boost the Japanese economy.

Should you have any questions concerning this report, please feel free to contact
Demeter Management Corporation at Two World Trade Center, 62nd Floor, New York, NY 10048, or your Morgan Stanley Financial Advisor.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,

Robert E. Murray
Chairman
Demeter Management Corporation
General Partner


MORGAN STANLEY DEAN WITTER CHARTER SERIES

Historical Fund Performance

Presented below is the percentage change in Net Asset Value per Unit from the start of every calendar year for each Fund in the Morgan Stanley Dean Witter Charter Series.  Also provided is the inception-to-date return and the annualized return since inception for each fund.  PAST
PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.
Charter DWFCM

Year				Return
1994 (10 months)			- 7.3%
1995				 21.9%
1996				   4.0%
1997				 26.2%
1998				   5.1%
1999				  -9.2%
2000			 	 23.8%
2001 (4 months)			  -5.0%

Inception-to-Date Return:   	  66.2%
Annualized Return:		    7.4%

Charter Graham

Year				Return

1999 (10 months)			  2.9%
2000 			 	 22.0%
2001 (4 months)			 -1.8%

Inception-to-Date Return:   	 23.2%
Annualized Return:		 10.1%

Charter Millburn

Year				Return

1999 (10 months)			 -7.2%
2000 			               12.1%
2001 (4 months)			   0.6%

Inception-to-Date Return:	                 4.6%
Annualized Return:	                 2.1%

Charter Welton
Year				Return

1999 (10 months)		 	 -10.7%
2000 				   -8.2%
2001 (4 months)			  -12.6%

Inception-to-Date Return: 		  -28.3%
Annualized Return:		  -14.2%

Morgan Stanley Dean Witter Charter Series
Statements of Operations
For the Month Ended April 30, 2001
(Unaudited)
   	                       Morgan Stanley Dean Witter Charter DWFCM      Morgan Stanley Dean Witter Charter Graham
			Percentage of					Percentage of
			April 1, 2001					April 1, 2001
			Beginning						Beginning
		   Amount	Net Asset Value			Amount		Net Asset Value
		       $	      %			  	 $	    		 %
REVENUES
Trading profit (loss):
  Realized	 (2,611,465)	    (6.72)			     (833,901)	   (2.49)
  Net change in unrealized	   (219,274)	    (0.56)			   (2,581,192)	   (7.72)

  Total Trading Results	 (2,830,739)	    (7.28)	 	  	   (3,415,093)	  (10.21)
Interest Income (Note 2) 	    125,738 	     0.32  			      111,014 	    0.33

  Total Revenues	 (2,705,001)	    (6.96)			   (3,304,079)	   (9.88)

EXPENSES
Brokerage fees (Note 2)	    226,756	     0.58			      195,021	    0.58
Management fees (Note 3)	     64,787	     0.17			       55,720 	    0.17

  Total Expenses	    291,543	     0.75			      250,741	    0.75

NET LOSS  	 (2,996,544)     (7.71)			   (3,554,820) 	  (10.63)

Morgan Stanley Dean Witter Charter Series
Statements of Changes in Net Asset Value
For the Month Ended April 30, 2001
(Unaudited)
                    Morgan Stanley Dean Witter Charter DWFCM              Morgan Stanley Dean Witter Charter Graham
	                    Units          Amount    Per Unit				Units        Amount      Per Unit
	                                        $          $						   $            $
Net Asset Value,
  April 1, 2001        2,158,406.222   38,872,484    18.01			2,424,294.237    33,432,257	13.79
Net Loss                       -       (2,996,544)   (1.39)			        -   	    (3,554,820)	(1.47)
Redemptions              (17,099.500)    (284,194)   16.62			  (27,400.937)     (337,580)	12.32
Subscriptions             38,974.678      647,759    16.62		 	   96,617.543     1,190,328 	12.32

Net Asset Value,
  April 30, 2001       2,180,281.400   36,239,505    16.62			2,493,510.843    30,730,185 	12.32

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Charter Series
Statements of Operations
For the Month Ended April 30, 2001
(Unaudited)

   	                       Morgan Stanley Dean Witter Charter Millburn      Morgan Stanley Dean Witter Charter Welton
			Percentage of				   Percentage of
			April 1, 2001				   April 1, 2001
		Beginning					   Beginning
		   Amount	Net Asset Value			Amount	   Net Asset Value
		       $	      %			  	 $	          %
REVENUES
Trading profit (loss):
  Realized	   (457,356)	    (1.36)			   (1,487,695)   	  (6.66)
  Net change in unrealized	 (1,649,130)	    (4.91)			     (867,298)	  (3.88)

  Total Trading Results	 (2,106,486)	    (6.27)	 	  	   (2,354,993)	 (10.54)
Interest Income (Note 2) 	    107,840 	     0.32  			       74,484 	   0.33

  Total Revenues	 (1,998,646)	    (5.95)			   (2,280,509)	 (10.21)

EXPENSES
Brokerage fees (Note 2)                   195,771       0.59                       130,378     	   0.58
Management fees (Note 3)                   55,935       0.17                        37,251     	   0.16

  Total Expenses	    251,706	     0.76			      167,629	   0.74

NET LOSS  	 (2,250,352)	    (6.71)			   (2,448,138)   	 (10.95)

Morgan Stanley Dean Witter Charter Series
Statements of Changes in Net Asset Value
For the Month Ended April 30, 2001
(Unaudited)
                    Morgan Stanley Dean Witter Charter Millburn              Morgan Stanley Dean Witter Charter Welton
	                    Units          Amount    Per Unit				Units        Amount      Per Unit
	                                        $          $						   $            $
Net Asset Value,
  April 1, 2001        2,992,901.518  33,560,804    11.21			2,776,326.523   22,350,543	 8.05
Net Loss                        -     (2,250,352)   (0.75)			        -       (2,448,138)	(0.88)
Redemptions              (29,843.157)   (312,159)   10.46			  (60,604.057)    (434,531)	 7.17
Subscriptions             61,762.244     646,033    10.46			   44,531.930      319,294 	 7.17

Net Asset Value,
  April 30, 2001       3,024,820.605  31,644,326    10.46			2,760,254.396   19,787,168 	 7.17

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Charter Series
Notes to Financial Statements
(Unaudited)

1.  Summary of Significant Accounting Policies

Organization - Morgan Stanley Dean Witter Charter DWFCM L.P. ("Charter DWFCM"), Morgan Stanley Dean Witter Charter Graham L.P. ("Charter Graham"), Morgan Stanley Dean Witter Charter Millburn L.P. ("Charter Millburn"), and Morgan Stanley Dean Witter Charter Welton L.P. ("Charter Welton"), (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage primarily in the speculative trading of futures, forward, and options contracts on physical commodities and other commodity interests, including foreign currencies, financial instruments, metals, energy and agricultural products (collectively, "futures interests").

The general partner of each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Morgan Stanley DW Inc. ("Morgan Stanley DW"). Dean Witter Reynolds Inc. changed its name to Morgan Stanley DW Inc., effective April 2, 2001. The clearing commodity brokers for the Partnerships are Morgan Stanley & Co. Inc. ("MS & Co.") and Morgan Stanley & Co. International Limited ("MSIL"). The trading advisor for Charter DWFCM is Dean Witter Futures & Currency Management Inc. ("DWFCM"). Demeter, Morgan Stanley DW, DWFCM, MS & Co. and MSIL are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co..

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and Limited Partners based on their proportional ownership interests.

Use of Estimates - The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

Revenue Recognition - Futures interests are open commitments until settlement date. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the change in unrealized profit (loss) on open contracts from one period to the next in the statements of operations. Monthly, Morgan Stanley DW credits each Partnership with interest income on 100% of its average daily funds held at Morgan Stanley DW. In addition, Morgan Stanley DW will credit each Partnership with 100% of the interest income Morgan Stanley DW receives from MS & Co. and MSIL with respect to such Partnership's assets deposited as margin. The interest rates used are equal to that earned by Morgan Stanley DW on its U.S. Treasury bill investments. For purposes of such interest payments Net Assets do not include monies due the Partnerships on forward contracts and other futures interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.

Brokerage and Related Transaction Fees and Costs - Each Partnership pays a flat-rate monthly brokerage fee of 1/12 of 7% of the Partnership's Net Assets as of the first day of each month (a 7% annual rate). Such fees currently cover all brokerage commissions, transaction fees and costs and ordinary administrative and offering expenses.

Morgan Stanley Dean Witter Charter Series
Notes to Financial Statements
(Continued)

Operating Expenses - Each Partnership incurs monthly management fees and may incur incentive fees. Demeter bears all other operating expenses.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

Continuing Offering - Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit at monthly closings held as of the last day of each month.

Redemptions - Limited partners may redeem some or all of their Units as of the last day of the sixth month following the closing at which each first becomes a Limited Partner. Redemptions may only be made in whole Units, with a minimum of 100 Units required for each redemption, unless a Limited Partner is redeeming his entire interest in the Partnership. Units redeemed on or prior to the last day of the twelfth month from the date of purchase will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month from the date of purchase will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twenty-fourth month from the date of purchase will not be subject to a redemption charge.

Exchanges - On the last day of the first month which occurs more than 180 days after a person first becomes a Limited Partner in any of the Partnerships, and at the end of each month thereafter, Limited
Partners may transfer their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership
Agreements) without paying additional charges.

Dissolution of the Partnership - Charter DWFCM will terminate on December 31, 2025 and Charter Graham, Charter Millburn and Charter Welton will terminate on December 31, 2035 or at an earlier date if certain conditions occur as defined in each Partnership's Limited Partnership Agreement.

2.  Related Party Transactions

Each Partnership pays brokerage fees to Morgan Stanley DW as described in Note 1. Each Partnership's cash is on deposit with Morgan Stanley DW, MS & Co., and MSIL in futures interests trading accounts to meet margin requirements as needed. Morgan Stanley DW pays interest on these funds as described in Note 1.

Demeter, on behalf of Charter DWFCM and itself, entered into a management agreement with DWFCM to make all trading decisions for the Partnership. Charter DWFCM pays management and incentive fees (if any) to DWFCM.

3.  Trading Advisors

Demeter, on behalf of Charter DWFCM, Charter Graham, Charter Millburn and Charter Welton retains certain commodity trading advisors to make

Morgan Stanley Dean Witter Charter Series
Notes to Financial Statements
(Concluded)

all trading decisions for the Partnerships. The trading advisors are as follows:

Morgan Stanley Dean Witter Charter DWFCM L.P.
  Dean Witter Futures & Currency Management Inc.

Morgan Stanley Dean Witter Charter Graham L.P.
  Graham Capital Management L.P.

Morgan Stanley Dean Witter Charter Millburn L.P.
  Millburn Ridgefield Corporation

Morgan Stanley Dean Witter Charter Welton L.P.
  Welton Investment Corporation

Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:

Management Fee - Each Partnership pays a flat-rate monthly fee of 1/12 of 2% of the Net Assets under management by each trading advisor as of the first day of each month (a 2% annual rate).

Incentive Fee - Each Partnership's incentive fee is equal to 20% of the trading profits, which is paid on a quarterly basis for Charter DWFCM, and paid on a monthly basis for Charter Graham, Charter
Millburn and Charter Welton.

Trading profits represent the amount by which profits from futures, forwards and options trading exceed losses after brokerage and management fees are deducted. When a trading advisor experiences losses with respect to Net Assets as of the end of a calendar month, or calendar quarter with respect to Charter DWFCM, the trading advisor must earn back such losses before that trading advisor is eligible for an incentive fee in the future.